Noel M. Gruber
Senior Counsel
2001 M Street, NW, Suite 500
Washington, DC 20036
T (202) 349-8043
ngruber@buckleyfirm.com

June 20, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Eric Envall, Staff Attorney

100 F Street, NE

Washington DC 20549-4561

Re:                       Delmar Bancorp

Registration Statement on Form S-4

Amendment No. 1

Filed March 29, 2019

File No. 333-230599

Dear Mr. Envall:

On behalf of Delmar Bancorp (the “Company”), we hereby provide the Company’s response to the comments contained in the letter dated May 16, 2019 relating to the above referenced amendment No 1 to the Registration Statement on Form S-4 (the “Registration Statement”). Changes referred to in this letter are reflected in Amendment No. 2 to the Registration Statement (the “Amendment”), being filed herewith.  The Amendment also includes updated historical and pro forma financial information at and for the three month period ended March 31, 2019. Staff comments with respect to December 31, 2018 information has been addressed, to the extent appropriate, in respect of March 31, 2019 financial information.

For convenience we have preceded each of the Company’s responses with the Commission staff’s comment.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Amendment No. 1 to the Form S-1 Filed May 10, 2019

Selected Consolidated Financial and Other Data of Delmar, page 14

1.                                      We have reviewed your response to comment 3. Please revise the presentation of Asset Quality information to be consistent with the disclosure appearing on page 147.

The Selected Consolidated Financial and Other Data for Delmar has been revised in accordance with the comment.

Unaudited Pro Forma Combined Financial Information, page 18

2.                                      We have reviewed your response to comment 4. Please provide a note to the Unaudited Pro Forma Combined Balance Sheet showing the effect of the exercise of the Series B

Warrant to the shareholders equity section on the first business day immediately following the effective time of the share exchange.

The Unaudited Pro Forma Consolidated Balance sheet has been revised in accordance with the comment.

Unaudited Pro Forma Combined Statement of Comprehensive Income, page 22

3.                                      Please advise the staff how you computed the Pro Forma Combined Average Shares Outstanding, basic and diluted. Revise the amounts and calculations, if necessary.

The calculations of Pro Forma Combined Average Shares for the year ended December 31, 2018 and the three months ended March 31, 2019 are as set forth below:

	(shares in thousands)
	Year ended December 31, 2018	Basic	Diluted
(a)	Delmar actual average shares outstanding at December 31, 2018	9,691	9,707
(b)	Partners actual average shares outstanding at December 31, 2018 less 102 shares representing the dilutive effect of warrants	3,903	3,930
(c)	Partners actual average shares outstanding converted at exchange ratio ((b)*1.7179)	6,705	6,752
(d)	Series B Warrant exercised for shares of Delmar common stock (450 * 1.7179)	773	773
	Total Combined pro forma average shares outstanding (a+c+d)	17,169	17,232
	Three months ended March 31, 2019
(aa)	Delmar actual average shares outstanding at March 31, 2019	9,985	9,999
(bb)	Partners actual average shares outstanding at March 31, 2019 less 72 shares representing the dilutive effect of warrants	4,085	4,103
(cc)	Partners actual average shares outstanding converted at exchange ratio ((bb)*1.7179)	7,018	7,049
(dd)	Series B Warrant exercised for shares of Delmar common stock (450 * 1.7179)	773	773
	Total Combined pro forma average shares outstanding (aa+cc+dd)	17,776	17,821

Risk Factors

Partners shareholders will have a reduced ownership and voting interest after the share exchange..., page 25

4.                                      We note your response to comment 11. Please tell us how you computed the percentage calculation of the outstanding shares of Delmar common stock that Partner shareholders will receive in the Share Exchange assuming the exercise of all warrants to purchase Partners common stock as well as the percentage of outstanding shares of Delmar common stock that Partner shareholders will receive assuming the exercise of all options and warrants.

The following table reflects the calculation of the percentage of shares of Delmar common stock to be held by Partners shareholders in the situations indicated.  We note that the most recent filing contained an inadvertent typographical error in respect of the percentage of shares held by Partners shareholders assuming the exercise of all warrants and options, which has been corrected in the Amendment.

(a)	Delmar shares outstanding as of March 31, 2019	9,978,207
(b)	Partners shares outstanding at March 31, 2019	4,085,181
(c)	Partners shares converted at 1.7179 exchange ratio ((b) * 1.7179)	7,017,932
(d)	Delmar shares outstanding immediately after consummation ((a) + (c))	16,996,139
(e)	Percentage of Delmar shares held by Partners shareholders ((c)/(d))	41.29%
(f)	Series B Warrant	450,000
(g)	Series B Warrant exercised for shares of Delmar common stock ((f) * 1.7179))	773,055
(h)	Total Delmar shares outstanding after exercise of Series B Warrant ((d) + (g))	17,769,194
(i)	Percentage of shares held by Partners shareholders assuming warrant exercise (((c) + (g))/(h)))	43.85%
(j)	Exercise of options to purchase 149,200 shares of Partners common stock, as converted at 1.71719 exchange ratio	256,311
(k)	Total Delmar shares outstanding after exercise of Series B Warrant and Partners options ((h) + (j))	18,025,505
(l)	Percentage of Delmar shares held by Partners shareholders assuming warrant and option exercise (((c) + (g) + (j)/(k)))	44.64%

Proposal 1: The Share Exchange, page 54

5.                                      We note your disclosure and response to comment 14. Please revise your disclosure to also state that investors should read the share exchange agreement in the context of your disclosures in your filings with the SEC, and be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

The Registration Statement has been revised at page 56 in accordance with the comment.  On behalf of the Company, we confirm that the Company is aware of its responsibility for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

Delmar’s Reasons for the Share Exchange, page 76

6.                                      We note your response to comment 17. We are unable to agree with your conclusion that the presentation and opinion from FIG Partners LLC are not “materially relating to the transaction” as noted in Item 4(b) of Form S-4. We note your references on page 78 and Section 2.21 of page A-16 to the presentation and opinion as evidence of their materiality to the transaction. Therefore, please include the information required by Item 4(b) of Form S-4 regarding this opinion.

The Registration Statement has been revised, beginning at page 81, to include the information required by Item 4(b) of Form S-4 with respect to that opinion.

Annex E Delmar Financial Statements

Index to Consolidated Financial Statements

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page E-1

7.                                      We have reviewed your response to comment 22. Please revise the first sentence of the third paragraph of the Basis for Opinion section to refer to the audit of the consolidated financial statements pursuant to AS 3101. In addition, ensure that you refer to the consolidated financial statements and your audit as compared to financial statements and audits throughout the report.

Following discussions with Staff, we understand that Staff has agreed that no changes are required to the Report of Independent Registered Public Accounting Firm.

If you have any questions regarding this response, or if you have any further comments, please contact the undersigned at 202.349.8043 or by email at ngruber@buckleyfirm.com.

Sincerely,

/s/ Noel M. Gruber

Noel M. Gruber